UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

The following information is attached hereto as Exhibit 99.1 and Exhibit 99.2 and incorporated herein by reference.

Exhibit	Description
99.1

Current Form of Post-Contractual Non-Compete Agreement (incorporated by reference to Exhibit 10.3 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932), filed with the SEC on September 13, 2004)

99.2	Schedule 1 to Exhibit 99.1, Individual Deviations from Standard Non-Compete Agreement by Current Members of Management Board, for portions of which confidential treatment has been requested

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: February 17, 2006